EXHIBIT 99.1

Inventiva Reports Preliminary 2024 First-Half Financial Information1

  Cash and cash equivalents at €10.1 million as of June 30, 2024, compared to cash and cash equivalents at €26.9 million, €0.012 million of short-term deposits and €9.03 million of long-term deposits as of December 31, 2023.
  On July 18, 2024, Inventiva issued royalty certificates subscribed by Samsara BioCapital and existing shareholders (BVF Partners, NEA, Sofinnova and Yiheng) for an amount of approximately €20.1 million.
  No Revenues recorded in H1 2024, compared to €1.9 million for the same period in 2023.

Daix (France), Long Island City (New York, United States), July 31, 2024 – Inventiva (Euronext Paris and Nasdaq: IVA) (the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), also known as non-alcoholic steatohepatitis (“NASH”), and other diseases with significant unmet medical needs, today reported certain preliminary financial results for the first half of 2024, including its cash, cash equivalents, and revenues.

Preliminary Financial Results

As of June 30, 2024, the Company’s cash and cash equivalents amounted to €10.1 million, compared to €26.9 million, €0.01 million of short-term deposit2 and €9.0 million of long-term deposit3 as of December 31, 2023.

Net cash used in operating activities amounted to (€48.3) million in the first half of 2024, compared to (€45.2) million for the same period in 2023 while the R&D expenses for the first half of 2024 were (€48.7) million, down 10% compared to the first half of 2023. The decrease in R&D expenses over the period is primarily due to the temporary pause in the recruitment of the patients in the NATiV3 Phase III clinical trial of lanifibranor in MASH/NASH (“NATiV3") following the Suspected Unexpected Serious Adverse Reaction (SUSAR) previously reported in the first quarter of 2024 and, to a lesser extent, due to the completion of the LEGEND Phase IIa combination trial with lanifibranor and empagliflozin in patients with MASH/NASH and type 2 diabetes (“T2D”). R&D expenses are expected to increase in the second half of 2024 following the effective restart of patient recruitment in NATiV3, as well as the planned clinical development activities and related costs associated with the NATiV3 for the second half of 2024.

Net cash generated in investing activities for the first half of 2024 amounted to €8.9 million, compared to (€7.7) million used in the first half of 2023. The change is mostly due to the variation in deposits between both periods.

Net cash generated in financing activities for the first half of 2024 amounted to €22.6 million, compared to (€2.2) million used in the first half of 2023. The change is due to the second tranche of €25 million drawn in January 2024 under the unsecured loan agreement granted by the European Investment Bank (“EIB”). As a condition to the drawdown, the Company issued 3,144,654 warrants to the EIB.

Over the first half of 2024, the Company recorded a positive exchange rate effect on cash and cash equivalents of €0.1 million, compared to a negative effect of (€0.4) million for the first half of 2023, due to the evolution of EUR/USD exchange rate.

Issuance of Royalty Certificates after June 30, 2024

On July 18, 2024, Inventiva announced the issuance of Royalty Certificates subscribed by Samsara BioCapital, and existing shareholders BVF Partners, NEA, Sofinnova, and Yiheng, for an amount of approximately €20.1 million. The royalty certificates give the holders the right to an annual payment of royalties equal to 3% of the potential future net sales of lanifibranor4.

Considering its current cost structure and forecasted expenditures and including the proceeds of approximately €20.1 million from the issuance of the royalty certificates and the cash preservation measures in the short term set up by the Company with its creditors, the Company estimates that its cash, cash equivalents and deposits should allow the Company to fund its operations through September 20245. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern beyond the end of September 2024.

In order to finance its activities, the Company needs to raise additional funds, and it is continuing to actively review potential financing (including debt, equity and equity-linked or other instruments) and strategic options.

Revenues

The Company did not record any revenues in the first half of 2024, as compared to €1.9 million amounted for the same period in 2023. The revenues recorded by the Company in the first half of 2023, were attributed to a milestone payment after CTTQ, Sino Biopharm’s subsidiary, received the Investigational New Drug (IND) approval from the Chinese National Medical Products Administration (NMPA) in May 2023, allowing the initiation of the clinical development of lanifibranor in MASH/NASH in mainland China.

Anticipated potential key milestones

  Last Patient First Visit of the NATiV3 Phase III clinical trial evaluating lanifibranor in MASH/NASH – targeted for the second half of 2024.

Upcoming investor conference participation

  Canaccord Genuity's 44th Annual Growth Conference - August 13-15 - Boston
  H.C. Wainwright 26th Annual Global Investment Conference - September 9-11 - New York
  7th edition of Forum Lyon Pôle Bourse – September 24 – Lyon
  KBC Securities life sciences conference - September 26 – Brussels
  H.C. Wainwright 9th Annual MASH Investor Conference – October 7 - Virtual
  Portzamparc BNP Paribas Séminaire Biotech & Santé – October 8-9 – Virtual
  Guggenheim Global Healthcare Conference - November 11-13 – Boston
  Stifel Healthcare Conference – November 18-19 – New York

Upcoming scientific conference participation

  ALEH 2024 Congress – September 9-11 – Santiago, Chile
  AASLD The Liver Meeting – November 15-19 – San Diego, United States

Next financial results publication

  Financial results for the half of 2024: Wednesday September 25, 2024 (after U.S. market close)

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH/NASH and other diseases with significant unmet medical need. The Company benefits from a strong expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva is currently advancing one clinical candidate and has a pipeline of two preclinical programs

Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase III clinical trial, NATiV3, for the treatment of adult patients with MASH/NASH, a common and progressive chronic liver disease.

Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult MPS VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended its clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is also in the process of selecting a candidate for its Hippo signaling pathway program.

The Company has a scientific team of approximately 90 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc EVP, Strategy and Corporate Affairs media@inventivapharma.com +1 202 499 8937	Brunswick Group Tristan Roquet Montegon / Aude Lepreux / Julia Cailleteau Relations médias inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Relations investisseurs patti.bank@westwicke.com +1 415 513-1284

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, preliminary unaudited financial information, forecasts and estimates with respect to Inventiva’s pre-clinical programs and clinical trials, including design, duration, timing, recruitment costs, screening and enrollment for those trials, including the ongoing NATiV3 Phase III clinical trial with lanifibranor in MASH/NASH, potential development of and regulatory pathway for odiparcil, clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, the potential therapeutic benefits of Inventiva’s product candidates, including lanifibranor, potential regulatory submissions and approvals, and Inventiva’s pipeline and preclinical and clinical development plans, future activities, expectations, plans, growth and prospects of Inventiva, business and regulatory strategy, the potential commercialization of lanifibranor and achievement of any sales related thereto, potential payment of royalties and anticipated future performance, the sufficiency of Inventiva’s cash resources and estimated cash runway, including the effects thereon by cash preservation measures, and Inventiva’s ability to execute any potential financing or strategic options or further arrangements with creditors, including the impacts of any such transaction or arrangement. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”, “potential”, “opportunity”, “possible”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all.  Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates due to a number of factors, including the completion of financial closing procedures, final adjustments and other developments that may arise that could cause the preliminary financial results for first half of 2024 to differ from the financial results that will be reflected in Inventiva’s final financial statements, that Inventiva cannot provide assurance on the impacts of the SUSAR on enrollment or the ultimate impact on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing and to enter into potential transactions or further arrangements with its creditors and the impacts therefrom, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's and its partners’ clinical trials may not support Inventiva's and its partners’ product candidate claims, Inventiva's expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require holds and/or amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the changes to the clinical development plan for lanifibranor for the treatment of NASH may not be realized and may not support the approval of a New Drug Application, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's and its partners’ control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s and its partners’ business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, impacts and potential impacts on the initiation, enrollment and completion of Inventiva’s and its partners’ clinical trials on anticipated timelines, and the state of war between Israel and Hamas and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including global inflation, rising interest rates, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2023 filed with the Autorité des Marchés Financiers on April 3, 2024, and the Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2024 for other risks and uncertainties affecting Inventiva, including those described under the caption “Risk Factors,” and in our future filings with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.

All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

1 Preliminary, non-audited financial information
2 Short-term deposits were included in the category “other current assets” in the IFRS consolidated statement of financial position and were considered by the Company as liquid and easily available.
3 The long-term deposit had a two year-term, were accessible prior to the expiration of the term with a notice period of 31 days and were considered as liquid by the Company.
4 Inventiva-PR-Royalty-Deal-EN-07-18-2024.pdf (inventivapharma.com)
5 This estimate is based on the Company’s current business plan and excludes any potential milestones payable to or by the Company and any additional expenditures related to the potential continued development of the odiparcil program or resulting from the potential in licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based this estimate on assumptions that are incorrect, and the Company may end up using its resources sooner than anticipated.

Attachment

  Inventiva - PR - Preliminary Financial information H1 2024 - EN - 07 31 2024 (https://ml-eu.globenewswire.com/Resource/Download/a4ffd452-fb33-4a3c-9844-960c6dc85b0d)